SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 15

      Certification  and Notice of  Termination  of  Registration  under Section
       12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act
                                    of 1934.

                         Commission File Number 0-16843

          ATELCash Distribution Fund, a California Limited Partnership
             (Exact name of Registrant as specified in its charter)


          235 Pine Street, 6th Floor, San Francisco, California 94104
                    (Address of principal executive offices)

       Registrant's telephone number, including area code: (415) 989-8800

                            Limited Partnership Units
            (Title of each class of securities covered by this Form)

None Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


        Rule 12g-4(a)(1)(i)      |X|       Rule 12h-3(b)(1)(ii)        |_|
        Rule 12g-4(a)(1)(ii)     |_|       Rule 12h-3(b)(2)(i)         |_|
        Rule 12g-4(a)(2)(i)      |_|       Rule 12h-3(b)(2)(ii)        |_|
        Rule 12g-4(a)(2)(ii)     |_|       Rule 15d-6                  |_|
        Rule 12h-3(b)(1)(i)      |_|

Approximate number of holders of record as of the certification date:  None

As of December 31, 1997, the Partnership (as noted in its "Final Report" on Form
10K) had disposed of all of its assets, had ceased operations and had been dissolved.

Pursuant to the requirements of the securities Exchange Act of 1934 ATEL Cash Distribution Fund, a California Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   5/7/99

By:     ATEL Financial Corporation, General Partner

        /s/  Donald E. Carpenter
        ---------------------------------
        Donald E. Carpenter,
        Vice President and Controller